UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Giga-tronics Incorporated
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

375175106
(CUSIP Number)

August 27, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 375175106

1	Names of Reporting Persons
Cornelis F. Wit TTEE, Cornelis F. Wit Revocable Living Trust
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
312,894 shares of Common Stock (1) (2)
	6	Shared Voting Power
0 shares of Common Stock
	7	Sole Dispositive Power
312,894 shares of Common Stock (1) (2)
	8	Shared Dispositive Power
0 shares of Common Stock
9	Aggregate Amount Beneficially Owned by Each Reporting Person
312,894 shares of Common Stock (1) (2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
11.9% on the Date of Event which requires filing of this statement (1) (2) (3)
12	Type of Reporting Person (See Instructions)
OO

(1)

Includes 3,290 warrants to acquire the Company’s Common Stock with an exercise price of $3.75 and an expiration date of August 14, 2021 acquired by Mr. Wit on July 29, 2020. Includes 43 warrants to acquire the Company’s Common Stock with an exercise price of $3.75 and an expiration date of September 28, 2021 acquired by the Mr. Wit on July 29, 2020.

(2)

On August 27, 2020, the Reporting Person acquired 56,227 shares of Common Stock, 8,231 shares of Series B Convertible Voting Perpetual Preferred Stock of the Issuer, 3,071 shares of Series C Convertible Voting Perpetual Preferred Stock of the Issuer and 4,583 shares of Series D Convertible Voting Perpetual Preferred Stock of the Issuer. Each share of the Series B, C and D Convertible Voting Perpetual Preferred Stock provides the Reporting Person voting rights at any meeting of the stockholders of the Issuer and such shares of Series B, C and D Convertible Voting Perpetual Preferred Stock will vote together with the common stockholders of the Issuer in the amount of 6.6666 votes per each share of Series B, C and D Convertible Voting Perpetual Preferred Stock equaling an aggregate of 105,899 votes. If calculated with 5, 7, 9 and 11 above, sole voting power would equal 418,793 votes, sole dispositive power would equal 418,793 votes, aggregate amount beneficially owned by each reporting person would equal 418,793 votes and the percent of class represented by the amount in Row 11 would be 14.9%.

(3)

Based upon 2,635,856 issued and outstanding shares of the Issuer’s Common Stock and 26,982 issued and outstanding and outstanding shares of the Issuer’s Convertible Voting Perpetual Preferred Stock, at July 20, 2020, as reported in the Issuer’s Schedule 14A filed with the SEC.

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13G filed with the SEC on March 20, 2020 (the “Original Schedule 13G”), as amended by Amendment No. 1 filed with the SEC on September 1, 2020 (“Amendment No. 1” and together with this Amendment No. 2 and the Original Schedule 13G, the “Schedule 13G”).  This Amendment No. 2 amends the Schedule 13G to include the Reporting Person’s updated holdings to include warrants issued to the Reporting Person on July 29, 2020 that were not included in Amendment No.1. Except as set forth herein, the Schedule 13D is unmodified.

Item 1.

(a)	Name of Issuer: Giga-tronics Incorporated

(b)	Address of Issuer’s Principal Executive Offices: 5990 Gleason Drive, Dublin CA 94568

Item 2.

(a)	Name of Person Filing: Cornelis F. Wit

(b)	Address of Principal Business Office or, if None, Residence: 2101 West Commercial Blvd Suite 3500, Fort Lauderdale FL 33309

(c)	Citizenship: Netherlands

(d)	Title and Class of Securities: Common Stock

(e)	CUSIP No.: 375175106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.   Ownership

(a)	Amount Beneficially Owned: 312,894 shares of Common Stock (1) (2)

(b)	Percent of Class: 11.9% on the Date of Event which requires filing of this statement (1) (2) (3)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 312,894 shares of Common Stock (1) (2)

(ii)	Shared power to vote or to direct the vote: 0 shares of Common Stock

(iii)	Sole power to dispose or to direct the disposition of: 312,894 shares of Common Stock (1) (2)

(iv)	Shared power to dispose or to direct the disposition of: 0 shares of Common Stock

(1)

Includes 3,290 warrants to acquire the Company’s Common Stock with an exercise price of $3.75 and an expiration date of August 14, 2021 acquired by Mr. Wit on July 29, 2020. Includes 43 warrants to acquire the Company’s Common Stock with an exercise price of $3.75 and an expiration date of September 28, 2021 acquired by Mr. Wit on July 29, 2020.

(2)

On August 27, 2020, the Reporting Person acquired 56,227 shares of Common Stock, 8,231 shares of Series B Convertible Voting Perpetual Preferred Stock of the Issuer, 3,071 shares of Series C Convertible Voting Perpetual Preferred Stock of the Issuer and 4,583 shares of Series D Convertible Voting Perpetual Preferred Stock of the Issuer. Each share of the Series B, C and D Convertible Voting Perpetual Preferred Stock provides the Reporting Person voting rights at any meeting of the stockholders of the Issuer and such shares of Series B, C and D Convertible Voting Perpetual Preferred Stock will vote together with the common stockholders of the Issuer in the amount of 6.6666 votes per each share of Series B, C and D Convertible Voting Perpetual Preferred Stock equaling an aggregate of 105,899 votes. If calculated with 4 (a), 4 (b), and 4 (c) above, sole voting power would equal 418,793 votes, sole dispositive power would equal 418,793 votes, aggregate amount beneficially owned by each reporting person would equal 418,793 votes and the percent of class represented by the amount in Item 4 (b) would be 14.9%.

(3)

Based upon 2,635,856 issued and outstanding shares of the Issuer’s Common Stock and 26,982 issued and outstanding and outstanding shares of the Issuer’s Preferred Stock, at July 20, 2020, as reported in the Issuer’s Schedule 14A filed with the SEC.

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13G filed with the SEC on March 20, 2020 (the “Original Schedule 13G”), as amended by Amendment No. 1 filed with the SEC on September 1, 2020 (“Amendment No. 1” and together with this Amendment No. 2 and the Original Schedule 13G, the “Schedule 13G”).  This Amendment No. 2 amends the Schedule 13G to include the Reporting Person’s updated holdings to include warrants issued to the Reporting Person on July 29, 2020 that were not included in Amendment No.1. Except as set forth herein, the Schedule 13D is unmodified.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable

Item 8.	Identification and classification of members of the group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 3, 2020

/s/ Cornelis F. Wit

Cornelis F. Wit, Trustee